Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

OCERA THERAPEUTICS, INC.

a Delaware corporation

at

$1.52 per share plus one non-transferable contractual contingent value right (“CVR”) for each share, which represents the right to receive one or more payments in cash, currently estimated to be up to $2.58 per CVR, contingent upon the achievement of certain milestones

Pursuant to the Offer to Purchase

dated November 9, 2017

by

MEH ACQUISITION CO.

a wholly-owned subsidiary of

MAK LLC

and an indirect wholly-owned subsidiary of

MALLINCKRODT PLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON DECEMBER 8, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

November 9, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by MEH Acquisition Co., a Delaware corporation (which we refer to as “Purchaser”), a wholly-owned subsidiary of MAK LLC, a Delaware limited liability company (which we refer to as “Parent”) and an indirect wholly-owned subsidiary of Mallinckrodt plc, an Irish public limited company (which we refer to as “Mallinckrodt”), to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.00001 per share (which we refer to as the “Shares”), of Ocera Therapeutics, Inc., a Delaware corporation (which we refer to as “Ocera”), at a price of $1.52 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive one or more payments in cash, currently estimated to be up to $2.58 per CVR, contingent upon the achievement of certain specified milestones, calculated as described in the Offer to Purchase, dated November 9, 2017 (which we refer to as the “Offer to Purchase”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (what we refer to as the “Letter of Transmittal” and what, together with the Offer to Purchase, each as may be amended or supplemented from time to time, we refer to as the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Continental Stock Transfer & Trust Company (the “Depository”) by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date (which we refer to as the “Notice of Guaranteed Delivery”); and

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at the end of the day, one minute after 11:59 P.M., Eastern Time, on December 8, 2017, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2017 (as it may be amended from time to time, and what we refer to as the “Merger Agreement”), by and among Parent, Purchaser, Ocera and, for limited purposes, Mallinckrodt. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into Ocera (what we refer to as the “Merger”), with Ocera continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of Parent.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depository or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Condition (as defined in the Offer to Purchase), unless such Shares and other required documents are received by the Depository by the Expiration Date.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depository or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders May Call Toll Free: (800) 341-6292

Banks and Brokers May Call Collect: (212) 269-5550

Email: OCRX@dfking.com

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